PTK/ZK CONFIRM 1 Phase III Study Shows Positive Drug Effects in Metastatic Colorectal Cancer - Filing Now Anticipated for Early 2007

- Pre-planned analysis of progression-free survival as assessed by investigators achieved statistical significance while analysis of primary endpoint of progression-free survival assessed by central review did not achieve statistical significance

- Independent data monitoring board recommends CONFIRM 1 trial to continue to allow analysis of overall survival (Second Primary Endpoint)

Berlin, March 21, 2005 - Schering AG and Novartis Pharma AG announced today that the analysis of progression free survival (PFS) as assessed by central radiology review in the CONFIRM 1 trial with the investigational drug PTK/ZK did not achieve statistical significance. However, a separate pre-planned analysis of progression-free survival as assessed by the investigators achieved statistical significance.

Further analysis of the data including more detailed evaluations of subpopulations are ongoing to fully assess the potential benefit of PTK/ZK. In the study, PTK/ZK was given in combination with the chemotherapy regimen oxaliplatin/5FU/LV, called FOLFOX-4, compared with FOLFOX-4 alone in previously untreated patients.

Based on a review of the CONFIRM 1 results, an independent data monitoring board recommended the phase III clinical trial program to continue to allow analysis of overall survival endpoints. This is expected in second half of 2006.

Another ongoing phase III trial, CONFIRM 2, compares the PTK/ZK combination regimen to FOLFOX-4 alone in patients with metastatic colorectal cancer who have progressed after irinotecan-based chemotherapy. An interim analysis is planned in mid 2005 and final overall survival data are expected in mid 2006.

Schering and Novartis now anticipate filing for approval with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) in early 2007. The CONFIRM 1 data will be submitted as a late-breaking abstract to the American Society of Clinical Oncology (ASCO) meeting in Orlando, Florida, May 13-17, 2005.

"We are encouraged by the results of the investigator assessment of progression and the independent safety monitoring board recommendation to continue the phase III trials. In partnership with Novartis, we will continue to study the potential of this new therapy in treating metastatic colorectal cancer and other solid tumors and hematological malignancies," said Marc Rubin, MD, member of the Executive Board of Schering AG and President, Development.

About PTK/ZK
PTK/ZK, an investigational oral multi-VEGF receptor tyrosine kinase inhibitor, blocks tumor angiogenesis and lymph angiogenesis by inhibiting all known VEGF receptors. Targeting all the VEGF receptors rather than a single VEGF type may provide a new approach for inhibiting tumor growth and spread.

Safety Data
In the CONFIRM 1 trial, the side effect profile was generally consistent with effects of anti-angiogenic therapy including hypertension and thrombo-embolic events. A review of the safety data will be submitted for presentation at ASCO. To date, in Phase I/II trials, PTK/ZK treatment has been generally well tolerated in more than 500 patients with up to 24 months of uninterrupted treatment. The most frequently reported adverse events were nausea, fatigue, vomiting, and dizziness and the majority of these were mild to moderate. PTK/ZK should not be administered to women who are pregnant or lactating or to anyone not practicing adequate contraception

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

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